TECHNICAL REPORT on

RORY VEIN

TABLE MOUNTAIN GOLD PROPERTY

LIARD MINING DISTRICT

BRITISH COLUMBIA, CANADA

Prepared for Cusac Gold Mines Ltd.
November 14, 2004
Dale A. Sketchley, M.Sc., P.Geo. (APEGBC) 15068 Spenser Court Surrey, B.C., Canada V3S 5Z8 Tel: (604) 597-0167 Fax: (604) 597-0129 dale_sketchley@hotmail.com

18.0	INTERPRETATION AND CONCLUSIONS	33
19.0	RECOMMENDATIONS	33
19.1	Exploration Targets	33
19.2	Work Program	33
20.0	REFERENCES	35
21.0	STATEMENT OF QUALIFICATIONS	40

Technical Report on Rory Vein -Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

ii

LIST OF FIGURES
1.	Table Mountain Gold Property - Provincial Location Map

2.	Table Mountain Gold Property - Claim Location Map

3.	Rory Vein Area - Claim Location Map

4.	Table Mountain Gold Property - General Geology

5.	Table Mountain Gold Property - Schematic Longitudinal Section

6.	Main Mine - Fault and Vein Relationships on the 21 and 28 Levels

7.	Rory Vein - Three Dimensional View of the 1210 and 1140 Levels of the Main Mine

8.	Rory Vein – Plan View of the 1210 and 1140 Levels of the Main Mine

9.	Rory Vein – Plan View of Surface Drill Hole Locations

10.	Rory Vein – 170 N Cross Section

11.	Rory Vein – 1205 Elevation Plan

12.	Rory Vein – 1170 Elevation Plan

13.	Rory Vein – 1140 Elevation Plan

14.	Rory Vein - Gold Values of CRM’s used with Screen Metallics Assays

15.	Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (no trim)

16.	Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (40 g/t trim)

17.	Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (5 g/t trim)

18.	Rory Vein – Longitudinal Section with Mineral Resource Blocks

19.	Rory Vein - Target Area

Technical Report on Rory Vein -Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

iii

LIST OF TABLES
1.	Rory Vein Area Claim Information

2.	Historical Gold Production

3.	Certified Reference Materials Means and Tolerance Limits

4.	Rory Vein Mineral Resource Estimate

Technical Report on Rory Vein -Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

iv

1.0 SUMMARY

This report has been prepared at the request of Guilford Brett, President and CEO of Cusac Gold Mines Ltd., for the purpose of compiling geological information on the Rory Vein on the Table Mountain Gold Property as required for a NI 43-101 independent technical disclosure report. The format followed for this report is that outlined by form NI 43-101F. Work conducted for the report entailed a review of recent exploration work, data, resource estimate, and exploration potential, which was done during a property visit from June 25 to 28, 2004, when the program was in progress, and during September 2004 after the program was completed.

The Rory Vein contains an Indicated Mineral Resource of 19,958 tonnes @ 12.17 g/tonne (22,000 tons @ 0.355 oz/ton) and an Inferred Mineral Resource 1,899 tonnes @ 11.31 g/tonne (2,093 tons @0.330 oz/ton). Underground mine planning work to estimate a Mineral Reserve should be undertaken for the Rory Vein using the Indicated Mineral Resource. An exploration programme with a budget of $530,000 is recommended for the surrounding area to look for new veins and possible down-dip extensions.

The Table Mountain Gold Property comprises a number of past-producing, high-grade, underground gold mines and placer workings in the Cassiar District of British Columbia. Total gold production to date from the Cassiar District is about 423,500 oz (13,172 kg) of gold. The property is centred on a 15 km long, gold-bearing hydrothermal system that developed along and adjacent to the northerly-trending Erickson Creek Fault Zone.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

2.0 INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared at the request of Guilford Brett, President and CEO of Cusac Gold Mines (Cusac), for the purpose of compiling information on the Rory Vein on the Table Mountain Gold Property for disclosure as required for a NI 43-101 independent technical report. The format followed for this report is that outlined by form NI 43-101F. The information disclosed in this report is limited to that provided to the author by Cusac; the author did not provide any new information. This information was obtained from historical and current work programs conducted by Cusac and previous property owners. Historical work programs are documented in property assessment and government research reports; recent work programs are documented in reports and in data provided by the company.

Work conducted for the report entailed a review of recent exploration work, which was done during a property visit from June 25 to 28, 2004, when the program was in progress, and during September 2004 after the program was completed.

The site visit and report compilation achieved the following objectives:

1.	Checking to ensure that ongoing work is NI43-101 compliant;

2.	Inspecting of the Rory Vein drill site areas in the Main Mine area;

3.	Inspecting of historical and prospective work areas in the Cusac Mine area;

4.	Reviewing of geology in the Main Mine and Cusac Mine areas;

5.	Reviewing of property exploration potential; and

6.	Reviewing of data collection procedures;

7.	Checking of Mineral Resource estimation work.

Site inspections were undertaken with the assistance of Lesley Hunt, Mike Glover, Guil Brett, and Dan Brett. Locations of drill collars in the current area of drilling for the Rory Vein were checked. These holes are along the main haul road to the area around the 28 level portal and subsidiary access roads leading up hill to other portal areas. The 28, 21, and 14 level portal areas were checked for access. The 28 and 21 levels are covered over, whereas the 14 level portal was only partially blocked off and has a strong outflow of air indicating good circulation through the Bear Vein stopes up to the 21 level and then to surface from the upper levels. The 14 level portal requires minimal clearing of rock, scaling, screening, and bolting for active use. The cross cut is fully tracked and could easily be rehabilitated for active use.

Metric units are used throughout this report, except for resource estimates, which are in both metric and imperial units.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

3.0 DISCLAIMER

The author has not relied on any reports, opinions, or statements of legal or other experts who are not qualified persons for information concerning legal, environmental, political, or other issues and factors relevant to this technical report.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Table Mountain Gold Property is in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (Figure 1). Access to the property is via Highway 37, which connects to these towns. The abandoned town of Cassiar is at the northwestern end of the property, and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to the mine facilities.

Cusac Gold Mines Ltd. presently controls the majority of the hard rock mining claims and a number of placer claims in the Cassiar area, which comprise the Table Mountain Gold Property in the Liard Mining District, NTS 104P (Figure 2). The property covers approximately 14,000 hectares (5,100 acres), is mostly contiguous, and has been acquired by direct staking, outright purchase, and option agreements. Most of the claims are owned outright, with some subject to option payments and net smelter royalties, or net profit interests. The Rory Vein area is situated on the Sun, Up, Jennie Extension #3, and Jennie Extension #4 claims (Figure 3). All claim information is given in Table 1.

All claim locations are as indicated by the Mining Recorder. The title to these claims, the underlying agreements, and claim post locations have not been verified for the Rory Vein claims area. A search for Legal Corner Posts in the area could not locate them due to considerable surface disturbances that have taken place on the steep slopes, although various corner and line posts were found where they were expected.

The Table Mountain processing and support facilities consist of a 300 ton-per-day gravity-floatation mill, power plant, service facilities, offices, core library, cookhouse, and bunkhouses. A permitted tailings pond, with an approximate capacity of 50,000 tonnes, is next to these facilities, which are centrally located in the camp adjacent to McDame Lake and Highway 37. Additional service facilities are located at the Cusac mine in the southern portion of the camp

The property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground and less so from surface. Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the property and have been reclaimed (Hunt 2003). There are two tailings disposal facilities, one of which has been reclaimed. Deposits of material from placer mining are present along McDame Creek. The author knows of no environmental liabilities on the property. Work permits are required on an as-needed basis in advance of the work being conducted.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Figure 1. Table Mountain Gold Property – Provincial Location Map. The red square indicates the property location and the area illustrated in Figure 2.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Figure 2. Table Mountain Gold Property - Claim Location Map. The red star indicates the Rory Vein area illustrated in Figure 3 and the blue star the Main Camp facilities.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

RORY VEIN
CLAIM MAP
October 4, 2004
VAL
MILL
ELLA2
FR
N.A.
UP
JENNIE
EXTENSION
4
UP
RORY
JENNIE
EXTENSION
3
SUN
VAL
SUN
KAT I
JENNIE 1
WEST FR
JENNIE
EXTENSION
1
JENNIE 2
ADIT
No.1
ADIT
No.2
JENNIE
EXTENSION
2
REDHILL
No.6
SUN
REDHILL
No.5
HURRICANE
No 1
HURRICANE
No.2
SNO 3
SNO 2
SNO 1
WEST FR
DON
REDHILL
No.4
REDHILL
No.1
HIGH
61300 E
62300 E

Figure 3. Rory Vein Area – Claim Location Map.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

		Table 1.
	Rory Vein Area Claim Information

Claim Name	Tenure No.	Status	Unit Area	Tag No.	Expiry
Sun	221632	2006.06.30	8	7200	2006.06.30
Up	221633	2006.06.30	5	7305	2006.06.30
Jennie Extension #3	226196	2006.06.30	1	59860	2006.06.30
Jennie Extension #4	226193	2006.06.30	1	A59861	2006.06.30

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Numerous secondary haul roads, accessible by two-wheel-drive vehicles, connect to all parts of the camp from Highway 37. Four-wheel-drive and off-road vehicles are required to access more remote areas of the property and those with roads or trails in poor condition.

The climate is characterized by short, warm summers and long, cold winters. Underground mining, which is most common, can be conducted year round, and small open pit mining, which is less common, is usually conducted only in the summer.

The property covers the McDame Creek valley at McDame Lake and the lower tributary valleys of Snowy Creek, Troutline Creek, Quartzrock Creek, Lang Creek, and Finlayson Creek; the upper valley of Pooley Creek; all of Table Mountain; and the lower slopes of Mount McDame and Huntergroup Massif. Other prominent, frequently referred to, geographic features include Wings Canyon at the confluence of Troutline Creek and Quartzrock Creek, Callison Lake northeast of the Main Mine, and Needlepoint Mountain west of Cusac Mine.

Valley bottoms comprise shallow lakes and swamps with thick, stunted growths of pine and spruce. Treed areas extend to upland areas where they give way to open brush and alpine meadows. Although the surrounding mountainous areas are rugged, much of the camp area has rolling topography. Placer workings extend from McDame Lake down McDame Creek for about 20 km.

The property contains numerous historical mining areas and is well set up for continued mining operations. Areas of high exploration potential have sufficient surface areas for access; power and water sources are in-place; mining personnel would be hired externally and housed in the on-site work camp; tailings storage areas are permitted; and the on-site processing plant is operational.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

6.0	HISTORY
6.1	Chronology

Gold was discovered in the Cassiar District in 1874. The district developed into one of British Columbia's major placer camps with most of its production occurring between 1874 and 1895. The largest nugget discovered in British Columbia, 73 oz (2,503 gm), came from this camp (Barlee 1980). Minor small-scale placer mining continues today.

Although placer production in the district was significant, little was done prior to 1933 to locate lode gold deposits. In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked. The higher-grade portions of these veins were exploited by small-scale mining over the next forty years. At one point, half-a-dozen abandoned mill sites with capacities of less than 12 tons per day existed in the area. Well-known individuals that played an important role in the early years of the emerging gold camp include John Vollaug, Hans Erickson, J.R. Boulton, John Hope, F. Callison, Pete Hamlin, and Fred and Guilford Brett. Cusac's interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd.

The first larger operation started in 1978 when the Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation, commenced production from the Jennie Vein in the Main Mine. In 1979 and 1980, Cusac conducted work in the area of the Cusac Mine. During 1980, Plaza Mining Corporation commenced open pit production from the eastern portion of the Vollaug Vein. Between 1978 and 1984, development of the Main Mine, also known as the Erickson Mine, was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins. Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980's.

Exploration around Quartzrock Creek by United Hearne Resources Limited in the late 1970's lead to commencement of production at the Taurus Mine in 1981, which continued until 1988. At the same time, Sable Resources Ltd. and Plaza Resources Ltd. developed underground workings on the east side of 88 Hill.

Cusac discovered several veins at Pooley Creek in 1982, and conducted minor work on them. In 1983, Erickson commenced production from the Troutline Mine at the eastern end of the Vollaug Vein and from various open pits along it. In the following year, Cusac optioned its property to Erickson, which had acquired Plaza in the previous year and continued to expand its property holdings.

In 1985, Total Compagnie Francaise des Petroles acquired operating control of Erickson, renamed the company Total Energold Corporation, commenced production from the Eileen Vein in the Cusac Mine in 1986, and discovered additional veins in the area. During 1988, Total started work on the 10 level, a 2.5 km drift to access the Michelle High Grade Vein (MHG), which could not be accessed from the Cusac Mine because of high water flows. Because of Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

this, production from the Cusac Mine and Main Mine ceased, with only minor production continuing on the Vollaug Vein. Work on level 10 eventually ceased in 1989 due to high costs and high water flows.

Total elected to divest itself of all North American mineral assets in 1991. Cusac purchased these assets, free and clear of any royalties to Total, re-opened the Cusac Mine, and in 1993, commenced production on the Bain Vein (Bain Mine). During the development of the Cusac decline to the MHG Vein, the Big vein was defined and mined. Mining of the MHG commenced in June 1995, and continued through 1997.

The Katherine vein was open pit mined during 1995, and in early 1996, the 10 level development was extended by 250m. Additional mining was conducted on the Vollaug, Melissa, and Lily Veins during 1996 and 1997, and surface mining was done on the Bear Vein during 1998.

In 1995, Cyprus Canada Inc. (Cyprus) entered into agreements with International Taurus Resources Inc. (Taurus) and Cusac on the Taurus project north of the current property area, which resulted in the definition of an inferred open pitable resource. In 1996, Cyprus withdrew from the project, and Cusac entered into an agreement with Taurus, which conducted additional work that defined an indicated resource. In 1998, Cusac optioned the claims and consolidated the entire Cassiar Gold Camp under one operator. Cusac completed reclamation of the Taurus mine site, but no further work was conducted, and the agreement was subsequently terminated.

Diamond drilling was conducted on the East Bain Vein during 2002, which confirmed the existence of a gap with the West Bain Vein, but failed to extend the structure to the east.

The Rory Vein comprises a newly discovered vein, which was intersected at the top of a hole initially aimed at the down dip projection of the Maura Vein below the 14 level of the Main Mine. Drilling was done throughout June, July, and August, 2004, with a total of 33 holes completed.

6.2 Production

The Cassiar Gold Camp is one of British Columbia's major placer districts with recorded production of about 74,500 oz of gold (2,317 kg) between 1874 and 1895 (Holland 1950). Minor placer production still continues today.

The first hard rock production occurred in 1934 when one ton of rock, containing four ounces of gold, was shipped out. In 1939, 114 oz (3.5 kg) of gold were recovered from 130 tons of rock taken from the Jennie Vein. During the 1940's, 1950's and 1960's, a maximum of 100 tons of ore was mined from the main deposits in the camp (Diakow and Panteleyev 1981).

The largest producer in the camp, the Main Mine, was in operation from 1979 until 1988. Approximately 150,000 oz (4,666 kg) of gold were produced from the Jennie-Maura-Alison and Bear Vein systems (Glover 1998). The Taurus Mine operated between 1981 and 1988, and it produced 35,000 oz (1,089 kg) of gold (Trenaman 1997). A small amount of this production Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

came from the Plaza adit and open cuts on 88 Hill. The Vollaug Vein was mined from various open pits and underground workings between 1980 and 1997. Approximately 50,000 oz (1,555 kg) of gold was produced from this structure (Glover 1998). Mining commenced on the Eileen-Michelle-Lily Vein system in 1986, and continued until 1997, with about 90,000 oz (2,799 kg) of gold produced (Glover 1998). Production from the Bain Vein system spanned the period from 1993 to 1995, and totalled 24,000 oz (746 kg) of gold (Glover 1998). Surface production from the Bear Vein in 1998 totalled about 1,000 oz (31 kg) of gold. Recorded production from the camp totals about 423,500 oz (13,172 kg) of gold.

Silver production from various deposits in the camp generally amounts to 75% of gold production. A summary of gold production from major vein systems in the camp is given in Table 2.

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Table Mountain property is in the Sylvester Allochthon of the Slide Mountain Terrane (Gabrielse 1963; Gordy et al. 1982; Harms 1984, 1986, 1989; Harms et al. 1989; Nelson and Bradford 1989, 1993). The allochthon occupies the flat-bottomed McDame synclinorium, which lies on autochthonous rocks of the Cassiar Terrane. It comprises gabbro, pillowed and massive basalt, banded chert, carbonate, argillite, ultramafics, and minor arenite of Late Devonian to Late Triassic age, which has been divided into three stacked, structural-lithological packages by

Table 2.
Historical Gold Production
Table Mountain Gold Property – Cusac Gold Mines Ltd.

	Tons	Head Grade*	Ounces
Vein System or Area
	(x 1,000)*	(oz/ton)	(x 1,000)*
Jennie-Maura-Alison & Bear	300	0.50	150
Eileen-Michelle-Lily	150	0.60	90
Bain	60	0.40	24
Vollaug	170	0.30	50
Taurus	318	0.12	35
McDame Creek Placer	N/A	N/A	74.5
Total	N/A	N/A	423.5

*Approximate values obtained from internal company technical reports.

Nelson and Bradford (1989, 1993). The property is within Division II, which comprises an

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

ophiolitic assemblage that occupies the central portion and contains two major ultramafic sheets. The regional and camp geology is compiled in detail by Sketchley (2003).

7.2 Camp Geology

Rocks in the Cassiar area have been informally divided into lower, middle, and upper thrust sheets for mine geology purposes (Figure 4). The lower and middle thrust sheets belong to Division II of Nelson and Bradford (1989, 1993); the upper, to Division III. The lower thrust sheet comprises three volcanic-sedimentary subunits; the middle, Table Mountain Sediments (TMS); and the upper, Huntergroup Volcanics. A major ultramafic sheet separates the lower and middle thrust sheets (Harms et al. 1989; Nelson and Bradford 1989, 1993).

The basal volcanic-sedimentary subunit of the lower thrust sheet comprises basalt, pillow-basalt breccias, and tuff interbedded with black clastics. It is exposed west of the camp along the margins of the allochthon and was intersected at depth in drill holes in the western and northwestern part of the camp. The unit does not host any of the veins in the camp.

The middle subunit, which comprises mafic extrusive rocks interlayered with bedded chert and argillite, crops out along the northeastern and southwestern margins of the camp along ridges and valley sides. The unit does not host significant veins and is more amenable to development of silicification because the rocks are brittle and shatter as noted in the lower levels of the Main Mine.

The upper subunit is the most widespread and crops out over most of the camp. It comprises massive and pillowed basalt with rare chert intercalations with the lower portion in the Taurus area marked by magnetite and jasper-rich basalt. The non-magnetic and non-jasper-bearing basalt sequence hosts most of the vein systems in the camp and has been the focus of exploration.

Table Mountain Sediments (TMS) of the middle thrust sheet cap basalt of the lower thrust sheet. They crop out extensively in the southern portion of the camp on Table Mountain and in the northern portion of the camp they locally form thin klippen. They comprise thin-bedded slaty siltstone, sandstone, calcareous mudstones, and grey limestone. Veins rarely extend up into these rocks.

A thin discontinuous sheet of ultramafic rocks occurs at the base of the TMS. The sheet locally thickens to large bodies in the order of hundreds of metres. Near vein systems, these ultramafic rocks are altered to a quartz-carbonate-fuchsite assemblage, referred to as listwanite.

Diabase and lamprophyre dykes crosscut all lithologies, including veins. Dykes are steeply dipping and strike easterly. Xenoliths of granitic rock occur in several dykes throughout the camp.

Structural features are divided into two temporal groups: an early one related to the formation of the allochthon with pre- and syn-mineralization structures; and a late one with post- Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

mineralization structures. The early group contains thrust faults and related folds along with accompanying foliations and joints that parallel veins. The late group contains high-angle faults that offset veins. Some of the late faults are antecedent structures. Although they are clearly associated with mineralization, movement is post-mineralization. Structural features are discussed in more detail by Sketchley (2003).

8.0	DEPOSIT TYPES AND MINERALIZATION

8.1	Mineralization Types

Previous Work

Veins have been well-described by Mandy (1935, 1937), Diakow and Panteleyev (1981), Grant (1981), Pantaleyev and Diakow (1982), Fjetland (1982), Hooper (1984), Dussel (1986), Ball (1985, 1989), Sketchley (1986, 1989), Gunning (1988), Broughton and Masson (1986), and Panteleyev et al. (1997). Panteleyev et al. (1997) developed a general model for mesothermal gold-bearing quartz veins of the Cassiar Gold Camp that illustrates the spatial relationships of the various vein types within lithotectonic units and a possible genetic connection to a cryptic intrusion (Nelson 1990; Nelson and Bradford (1989, 1993).

Vein Stages

Veins in the Cassiar Gold Camp consist of early barren quartz veins without visible alteration; main stage barren and gold-bearing quartz veins with sericite-ankerite alteration envelopes; and late barren quartz-carbonate veins with kaolinite-ankerite alteration envelopes. Early veins are widespread; main stage veins are generally confined to well-defined vein systems; and late veins locally crosscut and brecciate earlier veins.

Main stage white quartz veins form a continuum from barren to strongly mineralized. Barren and weakly-mineralized veins are usually single stage with minor sulphides, whereas strongly-mineralized veins are composite structures with abundant banding and varying amounts of sulphides. Clear quartz veins, containing pyrite, sphalerite and tetrahedrite with uncommon chalcopyrite, galena and arsenopyrite, crosscut gold-bearing white quartz veins. Gold is usually associated with sulphides.

Spatial and Geometric Relationships

Panteleyev and Diakow (1982) recognized two fundamental vein types: Type I veins, hosted by basalt of the upper subunit of the lower thrust sheet; and Type II veins, occurring along the contact of the bottom of the middle thrust sheet (Panteleyev et al. 1997).

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Legend
Lower Thrust Sheet
Middle Thrust Sheet
Upper Thrust Sheet
Thrust Contact
ECFZ
Quartz Vein
Road
Water
70000 N
65000 N
60000 N
1
0
1
2 km
60000 E
65000 E

Figure 4. Table Mountain Gold Property - Generalized Geological Map.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Type I veins occupy steeply-dipping east-northeasterly to northeasterly-trending, subparallel fractures that comprise the majority of veins in the camp. Most veins are short and narrow and pinch and swell along strike although many are sigmoidal, dipping steeply north, and terminate by pinching, horsetailing, or as knots or localized bulbous masses. Veins are typically up to one metre wide and several tens of metres long that are commonly broken into numerous segments that appear to be separate structures. Most veins in the areas around Cusac Mine, Main Mine, and north of Taurus Mine are Type I, lie immediately below TMS, and form thicker structures that are more persistent. The upper 30 m of these veins are the most productive in the camp, and gold grades decrease and become more erratic down dip into the roots of the system.

Type II veins occupy the shallowly-dipping plane of the thrust fault that occurs at the bottom of the middle thrust sheet comprising TMS. Most veins are along the footwall of the ultramafic sheet, which is generally altered to listwanite, or extend up into it. Veins have a characteristic ribboned appearance from carbon-rich stylolites and are generally less than two metres thick, but can be up to four metres.

8.2 Alteration Types

Strong wallrock alteration is associated with gold-bearing veins hosted by mafic and ultramafic rocks. Within mafic rocks, basalt is altered to a sericite-ankerite-quartz assemblage that forms well-developed envelopes around veins (Sketchley 1986, 1989). Envelopes are surrounded by widespread propylitic alteration. More intense alteration adjacent to veins commonly contains coarse disseminated pyrite, commonly with anomalous gold values. Carbon-rich zones and crackle brecciation, comprising quartz and carbon, are locally common in more intense alteration. Within ultramafic rocks, serpentinite is altered to talc, talc-breunerite-quartz, and breunerite-quartz-fuchsite assemblages with increasing intensity (Dussel, 1986).

8.3 Vein Systems, Deposit Model, and Mineralization Controls

Vein systems extend outward from the ECFZ and are up to five kilometres long. Along the ECFZ, there is a crude periodicity of vein systems. North of McDame Lake they are spaced about 1,500 metres apart, whereas south of McDame Lake they are spaced about 400 to 600 metres apart. A list of known vein systems throughout the camp is given by Sketchley (2003). The more important systems are shown on Figure 5, a schematic longitudinal section of the Table Mountain Gold Property.

Nelson (1990), Nelson and Bradford (1989, 1993), and Panteleyev et al. (1997) discussed formation of the mesothermal gold-quartz vein deposits of the Cassiar area. This work has been compiled and summarized along with mineralization controls by Sketchley (2003).

Veins in the Main Mine area are related to the Erickson Creek Fault Zone (ECFZ), a duplex fault system marked by a series of north-trending air photo lineaments spaced from 500 to 1,000 metres apart and extending from the Taurus Mine area on the north side of the camp to the Pete Vein area on the south side (Figure 4). Within the duplex at the Main Mine, bounding faults trend 120° to 150°, are steeply dipping, and are aligned in en echelon arrays trending north– Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

south. On the 21 and 28 levels the western bounding fault zone comprises the 300-400, 28-10, Alison Drift, and Coal Mine Faults, whereas the eastern bounding fault zone comprises the Maura East Fault. Movement along these faults is apparently right lateral and east side down. A schematic diagram illustrating fault-vein relationships in the Main Mine is given in Figure 6.

The Maura-Jennie-Alison vein system occurs mostly between the bounding faults as a conjugate vein set. The Maura and Jennie Veins are east to east-northeast trending and steeply north-dipping veins that appear to be the same structure offset by the Maura West Fault. The Jennie Vein, which comprises the western portion, extends for a short distance west of the western bounding fault, whereas the Maura Vein, which comprises the eastern portion, is cut off by the eastern bounding fault. The eastern extension of the Maura Vein has been explored for, but it was not located. The Alison Vein trends north-northeast from the western bounding fault and extends for a short distance west of the western bounding fault. It appears to be related to the Maura West Fault.

The McDame Vein is a late east-west trending banded carbonate vein that occurs on the south side of the Bear-Dease-Goldie-Devin vein system. The vein is barren; however, its presence is useful in establishing and confirming structural relationships in the Main Mine area.

The Bear-Dease-Goldie-Devin vein system occurs outside of the eastern bounding fault and also trends east-northeast, but dips steeply south. There is some evidence that an extension of this vein system is present between the bounding faults as manifested by various smaller veins, which sometimes contain higher gold grades. A companion conjugate vein had not been previously discovered in this area; however, if vein relationships in this area are similar to the Maura-Jennie and Alison Veins, then a north-northeast striking vein should occur in this area, i.e. the Rory Vein.

The Rory Vein occurs a few hundred metres north of the Bear Vein and east of the projected extension of the Maura East Fault. It strikes approximately 020°, dips steeply to the west, and comprises a gently north-dipping triangular-shaped panel approximately 175 metres long by 75 metres high. The vein varies from one to seven metres true thickness, tails out up-dip to the north and south, and is cut-off down-dip by the moderately east-dipping Black Breccia fault zone. The Rory Vein appears to be analogous to the Alison Vein in that it strikes and dips in roughly the same direction and is adjacent to one of the bounding faults of the ECFZ.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Table Mountain Gold Property
Schematic Longitudinal Section
Looking West through the Erickson Creek Fault Zone
Legend
Quartz Vein System
Possible Quartz Vein System
Argillite
Basalt and Chert
S
N
1600m
1200m
800m
Table Mountain
Porley Creek
McDame Lake
Troutline Creek
Quartzrock Creek
TARGET - High Grade Vein System
Unexplored in ECFZ
Underground Production Corridor 114K oz Au
TARGET - High Grade Vein System
Unexplored in ECFZ
Underground Production Corridor 200K oz Au
TARGET - High Grade Veins
Unexplored in ECFZ
Placer Production 75K oz Au
TARGET - Low Grade Bulk Tonnage Vein and Alteration System
Unexplored in ECFZ
Underground Production 35K oz Au
0 0.5 1.0 1.5 2.0 km

Figure 5. Table Mountain Gold Property - Schematic Longitudinal Section.

21

Diagram of Fault-Vein Relationships
21 & 28 Levels of Main Mine

000°
020°
60
030
60
140°
N
0
100m
75-80
Rory
Devine
Bear
75°-85°
Goodie
Dease
McDame
80°
80°
McDame
Up
Dn
Up
Dn
Maura West Fault
60°-70°
Jennie
60°-70°
Maura
Jennie Foot Wall
070°-080°
40-60°
40-50°
Alison East
Alison West
070°-080°
Maura East Fault
Alison Drift Coal Mine 300-400 28-10
Faults

Figur

Figure 6. Main Mine - Fault and Vein Relationships on the 21 and 28 Levels.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

27

9.0 EXPLORATION

Much of the exploration work conducted on the Table Mountain Gold Property is historical in nature. This work includes geological mapping, geophysical surveys, soil sampling, trenching, drilling, and underground drifting. The nature and extent of previously conducted work is summarized by Sketchley (2003). The 2004 work program under Notice of Work Permit Number 14675-200 comprised surface diamond drilling done by DJ Drilling; survey preparatory work by Lone Star Surveying; and drill hole setups by Cusac site personnel. All work procedures, which are described under Drilling in this report, were conducted according to “Exploration Best Practices Guidelines” included with the CIM Standards on Mineral Resources and Reserves (2000). The Rory Vein, a new discovery, was intersected at the top of the first hole that was initially aimed at the down dip projection of the Maura Vein below the 14 level of the Main Mine. The remainder of the program, which comprised 34 holes totalling 5,084 metres, delineated the vein.

10.0 DRILLING

Drill holes were collared to give south-southeasterly striking traces perpendicular to the north-northeasterly strike of the Rory Vein and were inclined moderately to steeply to the east to yield vein intersections about 45° to 60° to core axis with the vein, which is moderately to steeply east-dipping. Core axis angles were used to correct intersected vein intervals to true thicknesses. A three dimensional block view of the Rory Vein drilling and Main Mine workings is illustrated in Figure 7; a plan view of the Main Mine workings in Figure 8; a plan view of the surface drill hole locations in Figure 9; the 170 N cross section in Figure 10, the 1205 Elevation plan in Figure 11, the 1170 Elevation plan in Figure 12, and the 1140 Elevation plan in Figure 13.

Drill collar locations are currently marked with a post and a metal Dymo tag, which is acceptable; however, a longer lasting marking method should be considered. Holes that cannot be marked because they are in the middle of a haul road should have a post placed on the side of the road adjacent to the collar location with an added comment that points to the location of the drill hole.

Collar locations were tied into the mine survey grid by GPS. Because there were no mine grid survey points in area and the mine grid was not tied to NAD83 datum, which is used by GPS systems, survey preparatory work had to be completed. This was done by Lone Star Surveying who surveyed various widely spaced mine grid survey points from the Main Mine and Cusac Mine areas and developed a translation algorithm to be able to use GPS coordinates to obtain mine grid coordinates. The algorithm, which comprises a rotation of about 1.27° and a translation of 80 to 100 metres, allows for accurate surveying within the current work area. About 30 IP’s (iron pin’s) with a plastic numbered survey tag were placed around the current work area to be able to control the location of new drill holes.

Down hole surveys were taken with a Sperry Sun measurement unit, which comprises a compass and dip meter along with a camera that takes a snapshot of the measurements. The Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

28

unit is located on the end of aluminum rods that extend down the hole past the core barrel to avoid magnetic interference. Calibration of the unit was done by placing it in an inclined cradle and comparing readings to those from several compasses corrected for a magnetic declination of 25°E. Drill rigs were aligned by compass with the azimuth of the collar equal to the aligned rig.

All drilling information was compiled on a master spreadsheet and relevant portions imported into Gemcom for geological modelling. Recorded data comprises the following items.

1.	Header – Hole, X, Y, Z, Depth.

2.	Surveys – Hole, Depth, Azimuth, Dip.

3.	Lithology – Hole, From, To, Code.

4.	Assays – Hole, From, To, Sample, Width, Au g/tonne, Au o/ton.

5.	Composites – Hole, From, To, Core Length, True Width, Au g/tonne - uncapped, Au oz/ton - uncapped, Au oz/ton – capped to 2 oz/ton.

11.0 SAMPLING METHOD AND APPROACH

Drill core sampling done during the 2004 exploration program consisted of logging core, marking the mineralized sections into sample intervals based on geological criteria, splitting the core in half along its length using a continuous line to prevent bias, and bagging one-half of the split core from each marked sample interval. A total of 867 samples was collected and sent for Screen Metallics Assays (SMA) or Routine Sample Assays (RSA), which are included in the Rory Vein database. An additional 344 routine assays were conducted for verification purposes on samples originally sent for screen metallics assays.

A QA-QC program was conducted by Cusac personnel, which comprised inserting Certified Reference Materials (CRM’s) every tenth sample into batches of samples to be assayed. Field blanks were included later in the program. A total of 92 CRM’s and five field blanks were used for the assays included in the database.

Core sample locations and sample results were verified in the field by the author. Sample results were compared with observed mineralogy including sulphides and visible gold (VG). In most cases, higher gold grades were returned where VG was noted; however, in some cases VG was not noted; therefore, the grades of the coarse and fine fraction of SMA were checked. Most higher grade samples have elevated gold in both fractions; however, samples with higher grades where VG was not observed returned higher gold value in the fine fraction only and not in the coarse fraction, which would explain why visible gold was not observed.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

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Figure 7. Rory Vein – Three dimensional view of the 1210 (blue) and 1140 (purple) levels of the Main Mine, vein outline (red), drill hole traces (dark grey), and Black Breccia Fault (light grey).

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd. Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

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Figure 8. Rory Vein – Plan view of the 1210 and 1140 levels of the Main Mine with vein outline and Black Breccia Fault.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd. Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

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Figure 9. Rory Vein – Plan view of surface drill hole locations with hole traces (grey), high gold (red), and low gold (blue).

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd. Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Figure 10. Rory Vein – 170 N Cross Section with 1210 level (open blue rectangle), 1140 level (open purple rectangle), vein outline (red and green), and Black Breccia Fault (grey).

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd. Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

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Figure 11. Rory Vein – 1205 Elevation plan with 1210 level (blue), vein outline (red and green) and Black Breccia Fault (grey). Vein dips steeply to the west and fault dips moderately to the east.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd. Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

29

Figure 12. Rory Vein – 1170 Elevation plan with vein outline (green and red) cut by Black Breccia Fault (grey). Vein dips steeply to the west and the fault dips moderately to the east.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd. Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

30

Figure 13 – Rory Vein – 1140 Elevation plan with 1140 Level (purple) and Black Breccia Fault (grey). Vein is above the Black Breccia Fault, which dips moderately to the east.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd. Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

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12.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

Samples were shipped on an as required basis by packing in cardboard boxes wrapped in plastic packing tape then delivered to the Northern Thunderbird Air terminal in Dease Lake, B.C. for air freight shipment to Smithers, B.C. where they were transferred to an Air Canada Jazz flight to Vancouver, B.C. and then delivered by courier to the ALS Chemex facility. There was no formal chain of custody and shipping containers initially did not utilize tamper-proof seals, although these were introduced later in the program.

ALS Chemex prepared samples for analysis, conducted SMA and RSA, and issued approved analytical certificates, which comprise electronic files and hard copy certificates stored at site. Samples are stored at ALS Chemex facility in North Vancouver, B.C.

Sample preparation procedures comprised crushing samples to 70% passing 2 mm (10 mesh), then riffle splitting a 1 kg subsample, which was pulverized to 85% passing 75 microns (200 mesh). For RSA, a 30 gram subsample was fire assayed, and for SMA, the 1 kg pulverized subsample was dry screened to obtain the +100 micron coarse and fine fractions, the coarse fraction was fire assayed in its entirety, and two 30 gram subsamples from the fine fraction were fire assayed and averaged to obtain a mean value. All samples were weighed during processing and a final gold value was calculated by weighted averaging of the coarse fraction and mean fine fraction gold assays. Fire assays were conducted using industry standard procedures, which entailed mixing samples with flux, fusion to obtain a lead button, cupellation to obtain a gold bead, digestion by aqua regia, and analysis by AAS.

13.0	DATA VERIFICATION AND VALIDATION

13.1	Data Transcription

Survey data is manually entered and assay data electronically transferred into a master spreadsheet. Survey data is also manually entered into a Gemcom Access database, whereas the assay data is converted to CSV files and then auto imported. The master spreadsheet is backed up every day and the Access database is backed up at least once per week.

The author has verified analytical data quoted in this report from the 2004 exploration program with respect to the original analytical certificates. Sperry Sun down hole survey camera shots were reread by Cusac personnel. Field sample locations were checked through inspection of core archives.

13.2 Assay QA-QC

Assay results were obtained by Cusac in electronic format from ALS Chemex via their Internet based Geotrieve system. Upon receipt of assay results, data was imported into the master spreadsheet and Gemcom database, with values for CRM’s and FB’s tabulated, plotted on QC control charts, and compared to a two standard deviation pass-fail tolerance criteria based on a Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Round Robin program conducted by the supplier, CDN Mineral Resource Laboratories Ltd. of Delta, B.C. Seven CRM’s were used with ID, means, and tolerance limits tabulated in Table 3.

Table 3.

Certified Reference Materials - Means and Tolerance Limits

				-2SD	-3SD
CRM ID	+3SD Limit	+2SD Limit	Mean	Limit	Limit

			g/tonne
CDN GS-4	3.77	3.66	3.45	3.24	3.14
CDN GS-6	10.74	10.49	9.99	9.49	9.24
CDN GS-7	5.84	5.61	5.15	4.69	4.46
CDN GS-9	1.96	1.89	1.75	1.61	1.54
CDN GS-5A	5.51	5.37	5.10	4.83	4.70
CDN GS-15	16.18	15.89	15.31	14.73	14.44
CDN GS-20	21.61	21.27	20.60	19.93	19.60

Standards and Duplicates Performance

CRM values for fine fraction SMA are illustrated in Figure 14 with comparison of final SMA and RSA illustrated in Figures 15, 16, and 17.

CRM values for SMA were examined first because these assays were used in the database, then if they failed, the CRM values for RSA were examined next, if available, because they were required as part of the validation process. Most CRM values for SMA are between the +2SD tolerance limits; a smaller number of single values are at or between +2 to +3SD and -2 to -3SD; and five are outside +3SD.

The five CRM values that are outside of the +3SD tolerance limits were examined closely along with their surrounding assays because the original samples were no longer available to be re-assayed, i.e. the SMA method uses the entire sample. Although this is a drawback of the method, SMA is superior to RSA because of the reduced nugget effect and sampling errors, which must be taken into account if re-assaying is being considered. Because of this assays were validated by a series of steps to determine the impact of the CRM failures and acceptability.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Validation steps are given as follows.
1.	Presence of surrounding barren samples:

if the CRM for SMA failed; and

if the surrounding samples are barren;

  then the impact is irrelevant;
  therefore, assays can be used as is.
2.	Comparison of SMA and RSA:

if the CRM for SMA failed;

if the CRM for RSA passed;

if RSA are similar to SMA; and

if coarse gold is not present as indicated by low coarse fraction weights and assays;

  then the amount of coarse gold is insignificant and RSA are essentially check duplicate assays;
  therefore, RSA support SMA, the impact is minor, and the SMA can be used as is.
3.	Comparison of SMA and RSA:

if the CRM for SMA failed;

if the CRM for RSA failed;

if RSA are similar to SMA assays; and

if coarse gold is not present as indicated by low coarse fraction weights and assays;

  then the amount of coarse gold is insignificant and RSA are essentially check duplicate assays that have also failed;
  then, the RSA cannot be used to support the SMA, although because both have failed the impact could be significant;
  therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is required, i.e. go to Point 7.
4.	Comparison of SMA and RSA:

if the CRM for SMA failed;

if the CRM for RSA passed;

if RSA are higher than the SMA; and

if coarse gold is present as indicated by higher coarse fraction weights and assays;

  then the amount of coarse gold is significant and it is likely that there would be a high level of variation compared to the original assays when re-assaying archived samples;
  then, the impact will be hard to assess because of sampling errors;
  therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is required, i.e. go to Point 7.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

5.	Comparison of SMA and RSA:

if CRM for SMA failed;

if CRM for SMA failed;

if RSA are higher than the SMA; and

if coarse gold is present as indicated by higher coarse fraction weights and assays;

  then the amount of coarse gold is significant and it is likely that there would be a high level of variation compared to the original assays when re-assaying archived samples;
  then, the impact will be hard to assess because of sampling errors, although because both assays failed the impact could be significant ;
  therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is warranted, i.e. go to Point 7.
6.	Comparison of SMA and SMA:

if CRM for SMA failed;

if CRM for RSA failed;

if there is poor agreement between SMA and RSA; and

if varying amounts of coarse gold are present as indicated by varying coarse fraction weights and assays, i.e. something has failed in the sample preparation and/or assay process;

then the impact is significant;

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is warranted, i.e. go to Point 7.

7.	Examination of how the SMA are to be used;

if the assays do not carry a significant portion of the resource estimate or were not used in it, i.e. assays that are diluted substantially by adjacent lower assays and have a lower tonnage influence;

then the impact will be low;

therefore, assays can be used as is;

if the assays carry a significant portion of the resource estimate;

then the impact will high;

therefore, archived core samples would need to be re-assayed.

Three of the failed CRM’s for SMA are below the -3SD tolerance limits (low bias) and occur within sequences of samples that are barren; hence, Criterion 1 was applied and the assays were accepted into the database as is.

Two of the failed CRM for SMA are greater than the +3SD tolerance limits (high bias) and occur within the same sequence of samples that contains a mixture of gold values. The first of these has a CRM for RSA that passed, the surrounding assays are less than 8 g/t, and are not from the Rory Vein; hence, Criteria 1, 4, and 7 were applied and the assays were accepted into the database as is. The second of these failures has a passed routine CRM and several high gold assays; hence, Criteria 4 and 7 were applied and the assays were accepted into the database as is

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

because the surrounding assays are diluted substantially by adjacent barren assays, would not carry a significant portion of the resource estimate, and the impact would be minor.

Blank Sample Performance

Blank samples were introduced part of the way through the drilling program at the recommendation of the author following the field visit. All blank samples returned low values indicating no incidents of contamination during sample preparation. One sample that returned a value of 0.18 g/t suggests that there might have been a small amount of cross-contamination; however, the values immediately before it are very low.

14.0 ADJACENT PROPERTIES

No information on adjacent properties is included in this report other than historical information on the chronology of exploration and mining events and general geological descriptions.

15.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Mineral processing and/or metallurgical testing analyses have not been carried out recently and do not form part of this report.

16.0 MINERAL RESOURCE ESTIMATE

Data compilation and resource estimation work were completed in-house by Mike Glover and Lesley Hunt with checking and compilation done by the author. Resource estimates were calculated using a polygonal method with a radius of influence of 15 m, although in most cases intersecting polygons have reduced the block radii to around 12 m. Calculation checks were done on vein width and grade; block area, volume, and tonnage; and gold content.

Except for Block 04MM-04, polygonal resource blocks with mineable gold grades form a contiguous group along the lower portion of the vein adjacent to the Black Breccia Fault. An Indicated Mineral Resource classification was assigned to these blocks because geological and grade continuity can be reasonably assumed, i.e. blocks comprise proximal gold-bearing quartz vein material of similar strike, dip, tenor, and nature. Block 04MM-04 occurs by itself and is not contiguous with the remaining resource blocks; therefore, it was assigned an Inferred Mineral Resource classification.

The tabulated Mineral Resource Estimates with uncut assays and assays capped at 68.57 g/tonne (2 oz/ton), is tabulated in Table 4 with a longitudinal cross section of resource blocks illustrated in Figure 18. The specific gravity used for all calculations is 2.95 tons per cubic metre, which is equal to 2.65 tonnes per cubic metre. This is a historical value that was validated by the author using four samples from the Rory Vein, which returned a mean value of 2.67. For reference Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

purposes, the definitions of Inferred, Indicated, and Measured Mineral Resources are given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Inferred Mineral Resource

An “Inferred Mineral Resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An “Indicated Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A “Measured Mineral Resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable, exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

35

			Table 4.
		Rory Vein Mineral Resource Estimate
		Capped @ 68.57 g/tonne = 2 oz/ton
		SG = 2.65 tonnes/cubic metre or 2.95 tons/cubic metre

Block	Au	Au Cap			No Cap	Capped
			Width metres	Tons
Number	oz/ton	oz/ton			oz	oz
Indicated Mineral Resource
01	0.220	0.220	1.21	798	176	176
14	1.190	0.710	1.86	1,740	2,071	1,236
18	0.220	0.220	1.69	1,164	256	256
19	0.460	0.460	2.29	2,340	1,076	1,076
21	0.200	0.200	3.47	3,291	658	658
22	0.380	0.360	7.17	3,244	1,233	1,168
29	0.160	0.160	4.19	3,885	622	622
30	0.160	0.160	2.26	3,697	592	592
35	1.300	1.100	2.06	1,840	2,392	2,024
Inferred Mineral Resource
04	0.450	0.330	1.99	2,093	942	691
Imperial
Total Indicated Mineral Resource (uncapped) =				22,000 tons @ 0.413 oz/ton (9,075 oz)
Total Inferred Mineral Resource (uncapped) =				2,093 tons @ 0.450 oz/ton (942 oz)
Total Indicated Mineral Resource (capped)			=	22,000 tons @ 0.355 oz/ton (7,807 oz)
Total Inferred Mineral Resource (capped)			=	2,093 tons @ 0.330 oz/ton (691 oz)
Metric
Total Indicated Mineral Resource (uncapped) =				19,958 tonnes @ 14.16 g/tonne
Total Inferred Mineral Resource (uncapped) =				1,899 tonnes @ 15.43 g/tonne
Total Indicated Mineral Resource (capped)			=	19,958 tonnes @ 12.17 g/tonne
Total Inferred Mineral Resource (capped)			=	1,899 tonnes @ 11.31 g/tonne

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

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Figure 18. Rory Vein – Longitudinal section with mineral resources blocks (looking west).

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd. Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

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17.0	ADDITIONAL	REQUIREMENTS	FOR	TECHNICAL	REPORTS	ON
DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Information regarding Mining Operations, Recoverability, Markets, Contracts, Environmental Considerations, Taxes, Capital and Operating Cost Estimates, Economic Analysis, Payback, and Mine Life are beyond the scope of this report. Mining Engineering studies have not been conducted on the Rory Vein at the time writing this report, the reader is referred to Environmental Reports by Hunt (2003) for reclamation work, Griffin (2003) for tailings storage facilities, and Glover and Brett (2003) for mine closure plans.

18.0 INTERPRETATION AND CONCLUSIONS

The author concludes that the Rory Vein on the Table Mountain Gold Property has an Indicated Mineral Resource that can be used for mine planning purposes. Potential exists in the area surrounding the Rory Vein for discovering the down-dip portion of the vein and new high-grade gold vein systems similar to those already mined. Details are given as follows.

1.	The Rory Vein contains an Indicated Mineral Resource of 19,958 tonnes @ 12.17 g/tonne (22,000 tons @ 0.355 oz/ton) and an Inferred Mineral Resource 1,899 tonnes @ 11.31 g/tonne (2,093 tons @ 0.330 oz/ton).

2.	Discovery of the Rory Vein in the Main Mine area indicates that exploration potential for veins trending 020° may have been underestimated.

19.0	RECOMMENDATIONS

19.1	Exploration Targets

The down-dip portion of the Rory Vein should be explored for by drilling additional deeper holes to the west and east of the current work area. Adjacent areas to the west, north, and east that have received little exploration should also be explored (Figure 19).

19.2 Work Program

A single phase exploration program with a budget of $530,000 is recommended to continue exploration in the Rory Vein area.

1.	Detailed aerial photo study	$5,000
2.	Review of existing data to refine targets	$10,000
3.	Diamond drilling - 25 holes @ 200 metres @ $100/m	$500,000
4.	Independent Qualified Person Site Visit, Review, and Report	$15,000
		$530,000

Technical Report on Rory Vein - Table Mountain Gold Property
Liard Mining District, British Columbia, Canada
Cusac Gold Mines Ltd.
Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

33

to Cassiar
to Watson Lake
to Dease Lake
JADE CITY
Table Mountain Gold Property
Property Access and Geology
A Lower Thrust
B Middle Thrust (TMS)
C Upper Thrust (Hunter Massif)
Symbols
Fault Zone
Vein System
Access Road
Creeks and Lakes
0 1 2 3 km
65000 N
60000 N
Beaton Creek Fault Zone (BCFZ)
Erickson Creek Fault Zone (ECFZ)
A
B
C
1

Figure 19. Rory Vein Target Area = 1

34

20.0 REFERENCES

Bain, J., Yip, G., Ball, M., (1991) : Bain Vein Ore Reserve Calculation - Quadrilateral Method. Unpublished Company Report for Total Energold Corporation, unknown pages.

Ball, M., 1985. Structural Geology Associated with Gold-Bearing Quartz Veins in the McDame Gold Mining Camp, Liard Mining Division, Cassiar District, British Columbia: Unpublished Company Report for Erickson Gold Mining Corporation, 22 pages.

Ball, M. 1989. Erickson Gold: Geology and Model of Ore Formation; Unpublished Company Report for Total Energold Corporation, 75 pages.

Ball, M., (1994) :1994 Exploration Plan for the Table Mountain Gold Property. Unpublished Company Report for Cusac Industries Ltd., unknown pages.

Barlee, N.L., 1980. The Guide to Gold Panning in British Columbia; Canada West Publications, 192 pages.

Beaton, A.J., 2003. Cost Analysis of Development for East Bain Vein. Unpublished Company Report for Cusac Gold Mines Ltd., 3 pages.

Broughton, D., and Masson, M., 1996. Report on 1995 Exploration Program on the Taurus Project, B.C., NTS 104P/5; Unpublished Company Report for Cyprus Canada Inc., 57 pages and appendices.

Canadian Securities Administrators, 2001. National Instrument 43-101 Standards of Disclosure for Mineral Projects. Summary Brochure Canadian Securities Administrators, 2001. National Instrument 43-101 Standards of Disclosure for Mineral Projects. Policy Document.

Canadian Securities Administrators, 2001. Companion Policy 43-101CP. Policy Document. Canadian Securities Administrators, 2001. Technical Report Form 43-101F1. Policy Document. CIM Standing Committee on Reserve Definition, 2000. CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines.

Diakow, L.J. and Panteleyev, A., 1981. Cassiar Gold Deposits, McDame Map-area (104P/4,5); in Geological Fieldwork 1980, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1981-1, pp 55-62.

Downie, I., 1997. A Review of the Table Mountain Gold Property and Recommendations for Exploration; Unpublished Company Report for Cusac Gold Mines Ltd., Iain Downie Geoconsult, 20 pages and appendices.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Dussel, E., 1986. Listwanites and their Relationship to Gold Mineralization at Erickson Mine, British Columbia, Canada; Unpublished M.Sc. thesis, Western Washington University, 90 pages.

Ey, F., 1986. Structural Analysis of the Cusac Decline, Erickson Gold Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold Mining Corporation, Minatco Ltd., 11 pages and appendices.

Ey, F., 1987. Structural Control of the Vollaug Gold Bearing Quartz Vein, Total Erickson, Erickson Gold Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold Mining Corporation, Minatco Ltd., 9 pages and appendices.

Fitzpatrick, K.P., and Glover, M.J., 2003. Table Mountain Gold Property, East Bain Vein Mining Plan, Nu-Tara and Cordoba Mining Claims, Liard Mining Division. Unpublished Company Report for Cusac Gold Mines Ltd., 42 pages.

Fjetland, G. 1982. A Microscopy Investigation of the Gold and Sulphides from the Erickson Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold Mining Corporation.

Gabrielse, H., 1963. McDame Map-Area, Cassiar District, British Columbia; Geological Survey of Canada, Memoir 319, 138 pages.

Gordey, S.P., Gabrielse, H. and Orchard, M.J., 1982. Stratigraphy and Structure of the Sylvester Allochthon, Southwest McDame Map Area, Northern British Columbia; in Current Research, Part B, Geological Survey of Canada, Paper 82-1B, pp 101-106.

Glover, M., 1998. Table Mountain Gold Property, 1998. Project Review and Exploration Proposal. Unpublished Company Report for Cusac Gold Mines Ltd., 33 pages.

Glover, M.J., 2002a. Table Mountain Gold Property, Diamond Drilling Report, East Bain Vein, 2002 Field Season. Unpublished Company Report for Cusac Gold Mines Ltd., 29 pages and appendices.

Glover, M.J., 2002b. United States Securities & Exchange Commission, Form 20-F. Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the Fiscal year Ended December 31, 2002, Commission File Number 0-13548, Cusac Gold Mines Ltd.

Glover, M.J., 2003. Table Mountain Gold Property, East Bain Vein Mining Project Summary, Nu-Tara and Cordoba Claims. Unpublished Company Report for Cusac Gold Mines Ltd., pages and appendices.

Glover, M.J., 2004. Table Mountain Gold Property, Diamond Drilling Report, Don and High Claims, 2003 Field Season. Unpublished Company Report for Cusac Gold Mines Ltd., 33 pages and appendices.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Glover, M.J., and Brett, D., 2003. Table Mountain Gold Property, Mine Closure Plan, Reclamation Permit M-127, Liard Mining Division. Unpublished Company Report for Cusac Gold Mines Ltd., 38 pages and appendices.

Grant, D.R., 1981. A Study of the Sulphide Mineralogy and Geology of the McDame Gold Camp, Cassiar, British Columbia, Unpublished B.A.Sc. thesis, The University of British Columbia, 78 pages.

Griffin, B., 2003. Tailings Storage Facility, Preliminary Closure Plan. Unpublished Company Report for Cusac Gold Mines Ltd., 17 pages. Knight Piésold Consulting.

Gunning, M.H., 1988. Cornucopia (Taurus Mine), Gold Distribution in the Taurus Mine Quartz Veins; British Columbia Ministry of Energy, Mines and Petroleum Resources, Exploration in British Columbia 1987, pp B95-B105.

Harms, T.A., 1986. Structural and Tectonic Analysis of the Sylvester Allochthon, Northern British Columbia: Implications for Paleogeography and Accretion, Unpublished Ph.D.

Thesis, The University of Arizona.

Harms, T., 1989. Geology of the Northeast Needlepoint Mountain and Erickson Mine Areas, Northern British Columbia; in Geological Fieldwork 1989, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1990-1, pp 339-345.

Harms, T., Ball, M., Fischer, P. and Nelson, J. 1989. Geology of the Needlepoint Mountain Map Area; British Columbia Ministry of Energy, Mines and Petroleum Resources, Open File 1989-19, 1:25,000 map.

Holland, S.S., 1950. Placer Gold Production of British Columbia, British Columbia Ministry of Energy, Mines and Petroleum Resources, Bulletin 28 (reprinted in 1980), 89 pages.

Hooper, D., 1984. A Study of the Gold-quartz Veins at Erickson Gold Camp, Cassiar, North-Central British Columbia; Unpublished B.Sc. thesis, The University of British Columbia, 96 pages.

Hunt, L.C., 2003. Reclamation Report for 1998 – 2002 on the Table Mountain Gold Property. Unpublished Company Report for Cusac Gold Mines Ltd., 21 pages.

Mandy, J.T., 1935. McDame Creek Area, Dease River; British Columbia Minister of Mines Annual Report, 1935, pp. B12-B22.

Mandy, J.T., 1937. McDame Creek Area; British Columbia Minister of Mines Annual Report, 1937, pp. B24-B37.

Nelson, J.L, 1990. Evidence for a Cryptic Intrusion Beneath the Erickson-Taurus Gold-Quartz

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Vein system, Near Cassiar, B.C. (104P/4,5); in Geological Fieldwork 1989, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1990-1, pp 229-233.

Nelson, J.L. and Bradford, J.A., 1989. Geology and Mineral Deposits of the Cassiar and McDame Map Areas, British Columbia (NTS 104P/3,5) in Geological Fieldwork 1988, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1989-1, pp 323-328.

Nelson, J.L. and Bradford, J.A., 1993. Geology of the Midway-Cassiar Area, Northern British Columbia (104O, 104P) Ministry of Energy, Mines and Petroleum Resources, Bulletin 83, 94 pages.

Panteleyev, A, and Diakow, L.J., 1982. Cassiar Gold Deposits, McDame Map-area; in Geological Fieldwork 1981, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1982-1, pp 156-161.

Panteleyev, A., Broughton, D., and Lefebure, D., 1997. The Taurus Project, A Bulk Tonnage Gold Prospect near Cassiar, British Columbia, NTS 104P/5; in Geological Fieldwork 1996, British Columbia Ministry of Employment and Investment, Energy and Minerals Division, Geological Survey Branch, Paper 1997-1

Read, P.B. and Psutka, J.F., 1983. Surface Geology, Taurus Mine, Cassiar B.C.; Unpublished Company Report for Trenaman, Spencer and Associates Limited, Geotex Consultants Limited, 31 pages and appendices.

Sketchley, D.A., 1986. The Nature of Carbonate Alteration in Basalt at Erickson Gold Mine, Cassiar, North-central British Columbia; unpublished M.Sc. thesis, The University of British Columbia, 272 pages.

Sketchley, D.A., Sinclair, A.J., and Godwin, C.I., 1986. Early Cretaceous Gold-Silver Mineralization in the Sylvester Allochthon, near Cassiar, North Central British Columbia; Canadian Journal of Earth Sciences, Vol. 23, No. 9, pp 1455-1458.

Sketchley, D.A. and Sinclair, A.J., 1989. Carbonate Alteration in Basalt at Total Erickson Gold Mine, Cassiar, Northern British Columbia; Economic Geology, Vol. 86, No. 3, pp. 570-587.

Sketchley, D.A., 1998. Geological Evaluation of the Cassiar Gold Camp, British Columbia. Unpublished Company Technical Report for Cusac Gold Mines Ltd., 34 pages.

Sketchley, D.A., 2001. Geological Evaluation of the Cassiar Gold Camp, British Columbia. Unpublished Company Summary Technical Report for Cusac Gold Mines Ltd., 10 pages.

Sketchley, D.A., 2003. Table Mountain Gold Property, Liard Mining District, British Columbia. Unpublished Company Technical Report for Cusac Gold Mines Ltd., 125 pages including appendices. Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Trenaman, R.T., 1997. Report on the 1996 Exploration Program - Taurus Project, Cassiar, British Columbia; Unpublished Company Report for International Taurus Resources Inc., 31 pages and appendices.

Westervelt, R. D.,(1993). A Summary Review Report on the Table Mountain Gold Property, Cassiar, British Columbia. Unpublished Company Report for Cusac Industries Ltd., 31 pages and appendices.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

21.0 STATEMENT OF QUALIFICATIONS I, Dale A. Sketchley, certify the following:
1.	I am an independent consulting geologist, employed by Acuity Management Ltd., with office at 15068 Spenser Court, Surrey, B.C., Canada V3S 5Z8.

2.	I earned a Bachelor of Science in Geology-Geophysics in 1975 and a Master of Science in Geology in 1986, at The University of British Columbia.

3.	I am a Professional Geoscientist registered with The Association of Professional Engineers and Geoscientists of the Province of British Columbia, No. 23913.

4.	I am registered as a Fellow of the Geological Association of Canada and a member of the Canadian Institute of Mining, Metallurgy and Petroleum.

5.	I have practised my profession for 30 years and I am experienced in open pit and underground feasibility and development studies, resource/reserve estimation, ore reserve reconciliation audits, mine site and regional exploration, which includes extensive work in sampling, QA-QC, and data analysis.

6.	I am a Qualified Person, as outlined in National Instrument 43-101 of the Canadian Securities Administrators, and I have read National Instrument 43-101 and its companion policies.

7.	The Technical Report dated November 14th , 2004, and titled “Rory Vein - Table Mountain Gold Property”, was prepared for Cusac Gold Mines Ltd. and is based on an evaluation of data conducted by me. The quality of information and conclusions contained in it are consistent with the level of work involved in my services and based upon: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth within it. I am not aware of any material fact or item that could change or affect the conclusions contained in this memorandum.

8.	My most recent visit to the property took place from June 25 to 28, 2004.

9.	Other than my capacity as an independent consulting geologist to Cusac Gold Mines Ltd., I have not received and do not expect to receive a direct or indirect interest in the properties described in this report, nor in Cusac Gold Mines Ltd.

10.	Permission is given to Cusac Gold Mines Ltd. to use this report in its complete form. Permission must be obtained before publication of any portion of this report.

Dated the 14th day of November, 2004 and submitted in electronic format only.

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004

Technical Report on Rory Vein - Table Mountain Gold Property Liard Mining District, British Columbia, Canada Cusac Gold Mines Ltd.

Dale A. Sketchley, M.Sc., P.Geo., November 14, 2004